SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               ___________________

                               SECURED INCOME, LP
                            (Name of Subject Company)

   MPF DEWAAY PREMIER FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF FLAGSHIP FUND
 9, LLC; MPF-NY 2006, LLC; STEVE GOLD; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 6, LLC; MPF ACQUISITION CO. 3, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MP INCOME FUND
12, LLC; MP INCOME FUND 14, LLC; MP INCOME FUND 16, LLC; MPF SENIOR NOTE PROGRAM
  I, LP; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE
   FUND II, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 5, LLC; REAL ESTATE
          SECURITIES FUND 1983, LP; AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             _______________________
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

       Transaction                                              Amount of
       Valuation*                                               Filing Fee

       $5,912,543                                               $632.64

 * For purposes of calculating the filing fee only. Assumes the purchase of 844,649 Units at a purchase price equal to $7 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  632.64
       Form or Registration Number: SC TO-T
       Filing Party: MacKenzie Patterson Fuller, LP
       Date Filed: August 16, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of August 16, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DeWaay Premier Fund 2, LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MPF-NY 2006, LLC; Steve Gold; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 16, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; and Real Estate Securities Fund 1983, LP (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Secured Income, LP (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $7 per Unit, less the amount of any distributions declared or made with respect to the Units between August 16, 2006 (the "Offer Date") and September 18, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers have extended the Expiration Date to October 6, 2006, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date. As of the date hereof, a total of 1,000 Units have been tendered by unitholders and not withdrawn. No other Units have been tendered to date.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated August 16, 2006*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Unit holders dated August 16, 2006*

(a)(4)   Supplemental Letter to Unitholders dated September 19, 2006

(a)(5)   Form of Press Release

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 16, 2006.


                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 19, 2006

MPF DeWaay Premier Fund 2, LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MPF-NY 2006, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 16, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; Real Estate Securities Fund 1983, LP

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1)   Offer to Purchase dated August 16, 2006*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Unit holders dated August 16, 2006*

(a)(4)   Supplemental Letter to Unitholders dated September 19, 2006

(a)(5)   Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 16, 2006.